

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2022

Brett Moyer
Chief Executive Officer
WiSA Technologies, Inc.
15268 NW Greenbrier Pkwy
Beaverton, OR 97006

> **Re: WiSA Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 7, 2022**
> **File No. 333-268231**

Dear Brett Moyer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David E. Danovitch